Exhibit 99.5

QUIPT HOME MEDICAL REPORTS RECORD SECOND QUARTER FISCAL 2022 FINANCIAL RESULTS

POSTS REVENUE GROWTH OF 38% AND ADJUSTED EBITDA GROWTH OF 31%

REITERATES OUTLOOK FOR CALENDAR YEAR END 2022

Cincinnati, Ohio – May 16, 2022 – Quipt Home Medical Corp. (the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced its second quarter fiscal 2022 financial results and operational highlights. These results pertain to the three-month period ended March 31, 2022 and are reported in U.S. Dollars.

Financial Highlights:

◾	Revenue for Q2 2022 was $33.6 million compared to $24.2 million for Q2 2021, representing a 38% increase in revenue year-over-year. Compared to Q1 2022, the Company experienced sequential organic growth of 2%.
o	As of March 31, 2022, the Company’s backlog decreased to approximately 6,500 patients in the queue to be set up on sleep devices. At the start of Fiscal Q3 2022, the Company had the highest CPAP inventory level since the recall began and is continuing to drive patient set-ups to ease the backlog. The Company remains cautiously optimistic that sleep device allocations will increase in the second half of 2022, which will continue to relieve some of the backlog, generating a lift in revenue from this impacted segment of the business.

o	The sleep segment revenue impact was approximately $1.0 million to $1.5 million in Q2 2022.

◾	Recurring Revenue as of Q2 2022 was 77% of total revenue.

◾	Revenue for the six months ended March 31, 2022 of $63 million, a 34.2% increase from the prior year period.
◾	Adjusted EBITDA for Q2 2022 was $7.0 million (21% margin), compared to Adjusted EBITDA for Q2 2021 of $5.4 million, representing a 31% increase year-over-year.

◾	Adjusted EBITDA for the six months ended March 31, 2022 of $13.1 million, a 24% increase from the prior year period, and represented 20.7% of revenue.

◾	Net income for Q2 2022 was $5 million or $0.14 per fully diluted share, compared to a loss of $12.5 million for Q2 2021 or $(0.43) per fully diluted share.

◾	Cash flow from continuing operations was $12.2 million for the six months ended March 31, 2022 compared to $6.6 million in the corresponding period.

◾	The Company reported $17.4 million of cash on hand as at March 31, 2022.

◾	The Company has an undrawn credit facility of $20 million as at March 31, 2022.

Operational Highlights:

◾	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 50,713 for the three months ended March 31, 2022, compared to 35,702 for the same period ended March 31, 2021, an increase of 42%.

◾	The Company’s customer base increased 37% year over year from 56,972 unique patients served in Q2 2021 to 78,273 unique patients in Q2 2022.

◾	Compared to 118,878 unique set-ups/deliveries in Q2 2022, the Company completed 83,606 unique set-ups/deliveries in Q2 2021, an increase of 42%.

◾	The Company has recently accelerated its hiring of experienced sales personnel to expand its sales reach across the United States.

◾	The Company continues to experience robust demand for respiratory equipment, such as Oxygen Concentrators, Ventilators, as well as the CPAP resupply and other supplies business.

◾	The Company operates out of 87 locations in eighteen states across the United States, completing hundreds of thousands of deliveries each year to more than 180,000 active patients, with over 19,000 referring physicians.

Acquisition Related Updates:

◾	Completed four acquisitions during the six months ended March 31, 2022 and one subsequent to March 31, 2022.
◾	On January 1, 2022, the Company acquired At Home Health Equipment, Inc., a business with operations in Indiana, reporting unaudited trailing 12-month annual revenues of approximately $13 million and $1.6 million in net income with anticipated Adjusted EBITDA of $2.9 million (22% margin) post integration. The acquisition added over 15,000 active patients. Integration is near completion.

Subsequent Events to the Three Months Ended December 31, 2021:

◾	On April 19, 2022, the Company announced the acquisition of Good Night Medical, LLC, a business with operations across seven U.S. states, reporting unaudited trailing 12-month annual revenues of approximately $7.5 million and with anticipated Adjusted EBITDA of $1.5 million (20% margin) post integration. The acquisition added 10,000 active patients, and encompassed locations across seven U.S. states including Arkansas, Georgia, Massachusetts, North Carolina, Ohio, Texas and California. The acquisition provides Quipt an expansionary opportunity into Massachusetts, North Carolina and Texas, which are new U.S. states for Quipt’s coverage sphere including important new commercial insurance contracts. Integration is well underway.
◾	On April 26, 2022, the Company announced the execution of a national insurance contract with a top five health insurer in the United States, which will expand patient accessibility across the country.

Reiteration of Outlook for Calendar End 2022 (Fiscal Year Q1 2023):

Based on the current operations, market trends and completed and prospective acquisitions, the Company is reiterating its outlook for its annual run-rate revenue by the end of calendar 2022 (Fiscal Q1 2023) to be $180-$190 million with $38-$43 million in run-rate Adjusted EBITDA.

Management Commentary:

“We are extremely proud of the robust results we experienced in our fiscal second quarter which showed accelerating momentum across our heavily weighted respiratory product mix as the quarter progressed. Looking to the beginning of the fiscal third quarter, we are pleased to report we had the highest level of CPAP inventory since the recall began and have seen a positive inventory trend continue in real time,” said CEO and Chairman Greg Crawford. “Moreover, demand remains very strong for at home respiratory care which will continue to foster consistent financial performance. This strong demand coupled with an extremely bullish regulatory environment, provides us the ability to drive our organic and inorganic initiatives over the near term, and we are working diligently to progress on our plan of becoming a leader in clinical respiratory care throughout the United States. On the acquisition front, our pipeline remains very strong with many strategic opportunities ranging in size, and we look forward to progressing on attractive targets to leverage the unparalleled scalable platform we have created. Our strategy is allowing us to grow market share in new and existing markets and we are also excited to accelerate the hiring of experienced sales professionals as we exit the pandemic environment, which we expect to be a drive of future organic growth. We are extremely encouraged about the growth path we are on, carving out a special segment of the homecare industry and we are well positioned to seize the growth opportunity ahead of us.”

Chief Financial Officer Hardik Mehta added, “Our record fiscal second quarter results demonstrate our ability to successfully navigate a challenging operating environment, with revenue reaching $33.6 million, experiencing improving organic growth over fiscal Q1 2022, strong operating cash flow and seeing our Adjusted EBITDA margin accelerate to 21%. The strong performance was driven through elevated demand for oxygen, ventilation therapy and our other supplies business, leading to larger volumes, and continuing to support the business with lower operating costs. We are also very pleased with the integration process of our recent acquisitions, as we continue to drive meaningful cost and revenue synergies. Integration is the key to our ongoing financial and operating success as it positions us to continue working towards potential future strategic acquisitions. We continue to add attractive targets to our already deep acquisition pipeline that fit our stringent criteria including potential expansionary opportunities into synergistic verticals of service that would enhance our end-to-end product and service offering. Our goal is to be very active over the near term and look forward to updating investors on our progress.”

The financial statements of the Company for the three and six months ended March 31, 2022 and 2021 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services focused on end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding recent acquisitions disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the acquisition’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: sleep device allocations increasing in the second half of 2022, which will relieve some of the backlog, generating a lift in revenue from this impacted segment of the business; anticipated Adjusted EBITDA of acquisitions post integration; and the Company’s outlook for calendar 2022; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company’s ability to maintain/slightly increase its collections ratios; the Company maintaining its gross margins and maintaining its revenue growth; the Company maintaining its selling, general and administrative expenses; acquisitions achieving results at least as good as historical performances; the financial information regarding acquisitions being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook - Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions; and the Company organically growing at a rate of 10% and completing acquisitions that add at least $39 to 49 million in new revenue at approximately

20% Adjusted EBITDA in order to meet 2022 outlook. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three	Three	Six	Six
	months	months	months	months
	ended March	ended March	ended March	ended March
	31, 2022	31, 2021	31, 2022	31, 2021
Net income (loss)	$5,036	$(12,490)	$2,905	$(11,125)
Add back:
Depreciation and amortization	5,459	3,940	10,473	7,621
Interest expense, net	487	513	986	999
Provision (benefit) for income taxes	155	—	303	(1,407)
EBITDA	11,137	(8,037)	14,667	(3,912)
Stock-based compensation	1,161	12	3,271	27
Acquisition-related costs	237	16	299	72
Gain (loss) on foreign currency transactions	85	98	126	100
Other income from government grant	(4,254)	—	(4,254)	—
Change in fair value of debentures and warrants	(1,319)	13,297	(1,058)	14,280
Adjusted EBITDA	$7,047	$5,386	$13,051	$10,567

Management uses this non- IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non- IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non- IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non- IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com